UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

NGL Energy Partners LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

62913M107

(CUSIP number)

Robert L. Vitale, General Counsel

c/o EIG Management Company, LLC

600 New Hampshire Ave NW, Suite 1200

Washington, DC 20037

(202) 600-3388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Person EIG Neptune Equity Aggregator, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,687,500(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,687,500
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 11,687,500
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0%(2)
(14)	Type of reporting person (see instructions) PN

(1)       As of May 3, 2020, EIG Neptune Equity Aggregator, L.P. holds 11,687,500 Common Units (as defined below), including Common Units beneficially owned in connection with (i) premium warrants (the “July Premium Warrants”) to acquire 6,875,000 Common Units at an exercise price of $17.45 per unit and (ii) par warrants (the “July Par Warrants” and together with the July Premium Warrants, the “July Warrants”) to acquire 4,812,500 Common Units at an exercise price of $14.54 per unit. The July Warrants will become exercisable on July 2, 2020 and will expire on July 2, 2029.

(2)       Percentage calculation is based on the number of Common Units outstanding as of February 3, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Quarter Ended December 31, 2019 filed on February 6, 2020, adjusted to include the Common Units issuable upon exercise of the July Warrants.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common units (the “Common Units”) representing limited partnership interests of NGL Energy Partners LP, a Delaware limited partnership (the “Issuer”), with principal executive offices at 6120 South Yale Avenue, Suite 805, Tulsa, Oklahoma 74136.

Item 2. Identity and Background.

(a), (f)

This Statement is filed by EIG Neptune Equity Aggregator, L.P. (the “Reporting Person”). The Reporting Person is a holding company for certain funds managed or advised by EIG Management Company, LLC (the “Manager”). The funds’ investment committees have the power to vote or direct the vote of, and to dispose or to direct the disposition of, the Common Units held by the funds. The members of the funds’ investment committees are R. Blair Thomas, Randall S. Wade, Jean-Daniel Borgeaud, Linda Cook, Robert H. Johnson, Jr. and Richard Punches. The Manager is a registered investment adviser under the Investment Advisers Act of 1940, as amended. EIG Neptune Equity GP, LLC (“EIG Neptune GP”) is the general partner of the Reporting Person.

(b)	The business address of the Reporting Person and EIG Neptune GP is 600 New Hampshire Ave NW, Suite 1200, Washington, DC 20037.

(c)

The principal business of the Reporting Person is to own Preferred Units (as defined below), Warrants (as defined below) and Common Units on behalf of certain funds managed by EIG Global Energy Partners and its affiliates (“EIG”). EIG Neptune GP is principally engaged in the business of being the general partner of the Reporting Person.

(d)	During the last five years, neither the Reporting Person nor EIG Neptune GP has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither the Reporting Person nor EIG Neptune GP has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Class D Preferred Unit and Warrant Purchase Agreement (the “July Purchase Agreement”), dated as of July 2, 2019 (the “July Issuance Date”), by and among the Issuer, the Reporting Person and certain funds managed by EIG, the Reporting Person purchased 275,000 of the Issuer’s Class D Preferred Units (the “Preferred Units”) for a cash purchase price of $1,000 per Preferred Unit. The Preferred Units are not convertible into Common Units.

Also on the July Issuance Date, pursuant to the July Purchase Agreement, the Issuer issued the July Warrants to the Reporting Person, including (i) those certain July Premium Warrants to purchase 6,875,000 Common Units with an exercise price of $17.45 per unit (subject to customary adjustments) and (ii) those certain July Par Warrants to purchase 4,812,500 Common Units with an exercise price of $14.54 per unit (subject to customary adjustments). The July Warrants may be exercised at any time beginning on July 2, 2020 (the date that is the first anniversary of the July Issuance Date) and expire on July 2, 2029 (the date that is the tenth anniversary of the July Issuance Date). Upon exercise of the July Warrants, the Issuer may, at its option, elect to settle the July Warrants in Common Units on a net basis, subject to certain terms and conditions set forth in the respective warrants. Notwithstanding the foregoing, upon the occurrence of a Class D Change of Control (as defined in the Issuer’s Seventh Amended and Restated Agreement of Limited Partnership (the “LP Agreement”)), all unvested warrants will immediately vest and be exercisable in full.

Additionally, on September 25, 2019, the Issuer, the Reporting Person and certain funds managed by EIG entered into a separate Class D Preferred Unit and Warrant Purchase Agreement (the “October Purchase Agreement” and together with the July Purchase Agreement, the “Purchase Agreements”), pursuant to which the Issuer issued to the Reporting Person, as of October 31, 2019 (the “October Issuance Date”), (i) an additional 118,750 Preferred Units, (ii) premium warrants (the “October Premium Warrants”) to purchase an additional 2,968,750 Common Units at an exercise price of $16.28 per unit (subject to customary adjustments) and (iii) par warrants (the “October Par Warrants” and together with the October Premium Warrants, the “October Warrants” and together with the July Warrants, the “Warrants”) to purchase an additional 2,078,125 Common Units at an exercise price of $13.56 per unit (subject to customary adjustments). The October Warrants may be exercised at any time beginning on October 31, 2020 (the date that is the first anniversary of the October Issuance Date) and expire on October 31, 2029 (the date that is the tenth anniversary of the October Issuance Date). Upon exercise of the October Warrants, the Issuer may, at its option, elect to settle the October Warrants in Common Units on a net basis, subject to certain terms and conditions set forth in the respective warrants. Notwithstanding the foregoing, upon the occurrence of a Class D Change of Control (as defined in the LP Agreement), all unvested warrants will immediately vest and be exercisable in full.The Reporting Person’s payment of its portion of the aggregate purchase price of the Preferred Units and the Warrants was funded by certain funds managed by EIG. The description of the Purchase Agreements, the Preferred Units, the Warrants and the LP Agreement in this Item 3 is not intended to be complete and is qualified in its entirety by the agreements that are filed as exhibits hereto and are incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

The Reporting Person purchased the Preferred Units and the Warrants pursuant to the Purchase Agreements for investment purposes, subject to the following:

Board Representation Rights Agreement

In connection with the consummation of the transactions contemplated by the July Purchase Agreement, the Reporting Person entered into a Board Representation Rights Agreement (the “Board Representation Rights Agreement”), dated as of the July Issuance Date, by and among EIG Management Company, LLC and FS/EIG Advisor, LLC (collectively, the “EIG Parties”), the Issuer and certain other parties thereto. Pursuant to the Board Representation Rights Agreement, the EIG Parties received certain designation rights with respect to the board of directors (the “Board”) of NGL Energy Holdings LLC, the general partner of the Issuer (the “General Partner”). During the period beginning on the July Issuance Date and ending on the date that the Reporting Person, FS Energy and Power Fund and their respective affiliates (collectively, the “EIG Group”) collectively no longer own, in the aggregate, either at least: (i)(A) 50% of the number of Preferred Units issued pursuant to the July Purchase Agreement or (B) 50% of the aggregate liquidation preference of any class or series of Class D Parity Securities (as defined in the LP Agreement) (the securities described in the foregoing clauses (A) and (B) collectively, the “EIG Preferred Units”), or (ii) Warrants, Warrant Exercise Units (as defined in the July Purchase Agreement) and/or Common Units (collectively with the Warrants and Warrant Exercise Units, the “EIG Common Units”) that, in the aggregate, comprise 10% or more of the then-Outstanding (as defined in the LP Agreement) Common Units (assuming, for purposes of such calculation, that all such Warrants are validly exercised for the maximum number of Warrant Exercise Units issuable thereunder at the time of such election), in each case, subject to adjustment for unit split, reverse split and similar transactions applicable to the Preferred Units, any Class D Parity Securities held by the EIG Group or the Common Units, as applicable, the EIG Parties shall, in accordance with the terms of the Board Representation Rights Agreement in accordance with the Amended GP LLC Agreement (as defined in the Board Representation Rights Agreement), be entitled and have the right (the “Board Designation Right”) to designate up to one (1) natural person to serve on the Board (any such Director designated by the EIG Parties, the “EIG Designated Director”). The EIG Designated Director may be removed or replaced only by (i) the EIG Parties, at any time and for any reason or for no reason, and (ii) by a majority of the remaining directors for “cause” (as defined in the Board Representation Rights Agreement).

Voting Agreement

In connection with the consummation of the transactions contemplated by the July Purchase Agreement and the Board Representation Rights Agreement, members of the General Partner holding a majority of the membership interests in the General Partner entered into a Voting Agreement, dated as of the July Issuance Date (the “Voting Agreement”), pursuant to which the members of the General Partner named therein agreed to vote their respective membership interests of the General Partner in accordance with the terms of the Board Representation Rights Agreement. In addition, on August 20, 2019, the members of the General Partner named therein entered into an amendment to the Third Amended and Restated Limited Liability Company Agreement of the General Partner to give effect to the terms of the Board Representation Rights Agreement.

The description of the Purchase Agreements, the Preferred Units, the Warrants, the Board Representation Rights Agreement, the Voting Agreement and the LP Agreement in this Item 4 is not intended to be complete and is qualified in its entirety by the agreements that are filed as exhibits hereto and are incorporated by reference herein.

Although the Reporting Person does not have any specific plan or proposal to acquire, transfer or dispose of Common Units at the time of this filing, consistent with its investment purposes, the Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional Common Units in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such Common Units now owned or hereafter acquired. In addition, the Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, consolidate or seek to consolidate assets held by the Reporting Person and its affiliates, including acquiring assets owned by or selling assets to the Issuer, or make changes or seek to make changes to the capital structure of the Issuer. The Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

The Reporting Person has not made a determination regarding a maximum or minimum number of Common Units or other securities of the Issuer that it may hold at any point in time.

Also, consistent with its investment intent and ongoing evaluation of its investment in the Issuer and alternatives to such investment, including a potential consolidation, acquisition or sale of assets or Common Units or changes to the Issuer’s capital structure, the Reporting Person may engage in communications with, without limitation, one or more unitholders of the Issuer or one or more officers of the Issuer regarding the Issuer. During the course of such communications, the Reporting Person may advocate or oppose one or more courses of action.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of this Statement. Although the foregoing reflects activities presently contemplated by such person with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date of this Statement, the Reporting Person beneficially owns an aggregate of 11,687,500 Common Units, or 8.04% of the total number of Common Units outstanding (adjusted to include the Common Units issuable upon exercise of the July Warrants). The July Warrants may be exercised at an exercise price of (i) $17.45 per unit in the case of the July Premium Warrants and (ii) $14.54 per unit in the case of the July Par Warrants, in each case, beginning on July 2, 2020 (the date that is the first anniversary of the July Issuance Date) and will expire on July 3, 2029 (the date that is the tenth anniversary of the July Issuance Date). Common Units which are to be issued upon exercise of the July Warrants are beneficially owned by the Reporting Persons.

(b)

The Common Units are held directly by the Reporting Person. The applicable investment committees that have the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Units are comprised of the following individuals: R. Blair Thomas, Randall S. Wade, Jean-Daniel Borgeaud, Linda Cook, Robert H. Johnson and Richard Punches.

(c)	The Reporting Person has not effected any transactions in the Warrants for the purchase of Common Units during the past 60 days.

(d)

No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

The Issuer has entered into an Amended and Restated Registration Rights Agreement with the Reporting Person and the other parties thereto (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer has granted the Reporting Person certain customary registration rights, including rights to require the Issuer to file and maintain the effectiveness of a registration statement with respect to the re-sale of the Common Units that are issuable upon the exercise of the Warrants, and under certain circumstances, to require the Issuer to initiate underwritten offerings for the Common Units that are issuable upon exercise of the Warrants.

The description of the Registration Rights Agreement in this Item 6 is not intended to be complete and is qualified in its entirety by the agreements that are filed as exhibits hereto and are incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

1.

Class D Preferred Unit and Warrant Purchase Agreement, dated July 2, 2019, by and among NGL Energy Partners LP, EIG Neptune Equity Aggregator, L.P. and FS Energy and Power Fund (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35172), filed on July 8, 2019).

2.

Class D Preferred Unit and Warrant Purchase Agreement, dated September 25, 2019, by and among NGL Energy Partners LP, EIG Neptune Equity Aggregator, L.P. and FS Energy and Power Fund (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35172), filed on September 30, 2019).

3.

Board Representation Rights Agreement, dated as of July 2, 2019, by and among NGL Energy Partners LP, NGL Energy Holdings LLC and certain affiliates of EIG Neptune Equity Aggregator, L.P. and FS Energy and Power Fund (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-35172), filed on July 8, 2019).

4.

Voting Agreement, dated as of July 2, 2019, by and among the members of NGL Energy Holdings LLC named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-35172), filed on July 8, 2019).

5.

Amended and Restated Registration Rights Agreement, dated as of October 31, 2019, by and among NGL Energy Partners LP, EIG Neptune Equity Aggregator, L.P. and FS Energy and Power Fund (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35172), filed on November 1, 2019).

6.

Seventh Amended and Restated Agreement of Limited Partnership of NGL Energy Partners L.P., dated as of October 31, 2019 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35172), filed on November 1, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 8, 2020

EIG ASSET MANAGEMENT, LLC

By:	/s/ Brian P. Boland
Name:	Brian P. Boland
Title	Managing Director

By:	/s/ Kathleen P. Turner
Name:	Kathleen P. Turner
Title:	Associate Counsel

EIG NEPTUNE EQUITY GP, LLC

By:	EIG Asset Management, LLC, its managing member

By:	/s/ Brian P. Boland
Name:	Brian P. Boland
Title	Managing Director

By:	/s/ Kathleen P. Turner
Name:	Kathleen P. Turner
Title:	Associate Counsel

EIG NEPTUNE EQUITY AGGREGATOR, L.P.

By:	EIG Neptune Equity GP, LLC, its general partner

By:	EIG Asset Management, LLC, its managing member

By:	/s/ Brian P. Boland
Name:	Brian P. Boland
Title	Managing Director

By:	/s/ Kathleen P. Turner
Name:	Kathleen P. Turner
Title:	Associate Counsel